Michael E. Tenta +1 650 843 5636 mtenta@cooley.com

July 24, 2017

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:    Ibolya Ignat

            Angela Connell

RE:	Aduro Biotech, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 10-Q for the Quarterly Period Ended March 31, 2017

Filed May 2, 2017

File No. 001-37345

Dear Ms. Ignat and Ms. Connell:

On behalf of our client Aduro Biotech, Inc. (the “Company”), we are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2017 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on March 1, 2017 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the Commission on May 2, 2017 (the “Form 10-Q”), of the Company. For your convenience, we have reproduced the Staff’s comment preceding the response below.

Staff Comment and Company Response

Form 10-K filed March 1, 2017

Exhibits

1.	Your officer certifications provided in Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend your filings to include the correct certifications. You may file abbreviated amendments that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2017.

Response: The Company acknowledges the Staff’s comment and that it inadvertently omitted certain statements from the certifications filed as Exhibit 31.1 and Exhibit 31.2 to each of the Form 10-K and Form 10-Q. As requested by the Staff, the Company is filing as of the date hereof an amendment to each of the Form 10-K and Form 10-Q (the “Amended Filings”), which include as exhibits thereto the

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 24, 2017

Page Two

certifications in the form required by Item 601(b)(31) of Regulation S-K. The Company further acknowledges that the certifications, in the form filed with the Amended Filings, were each true and correct as of the original filing date of the Form 10-K and Form 10-Q, respectively. The Company is also filing a list of its significant subsidiaries as Exhibit 21.1 to the Form 10-K amendment.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta

cc:	Stephen T. Isaacs, President, Chief Executive Officer and Chairman of the Board

Gregory W. Schafer, Chief Operating Officer

Blaine E. Templeman, Executive Vice President, General Counsel and Secretary

Celeste S. Ferber, Vice President, Associate General Counsel

J. Carlton Fleming, Cooley LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com